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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                                                   Commission File No. 000-20116

                           NOTIFICATION OF LATE FILING

(CHECK ONE): /x/Form 10-K / /Form 20-F / /Form 11-K /  /Form 10-Q / /Form N-SAR

For Period Ended:  December 31, 2003
                   -----------------

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
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Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:   Carey Institutional Properties Incorporated
                           -----------------------------------------------------

Former Name if Applicable:
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number):50 Rockefelller Plaza

City, State and Zip Code:  New York, NY 10020
                           -----------------------------------------------------

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), then following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached it applicable.

                              PART III -- NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Advisor is in the process of presenting a proposal to the Independent Directors of Registrant which, if approved, will result in a material event. Registrant expects to receive more information essential to an understanding of the potential effects of the events and requests an extension to allow it to provide adequate disclosure of this development.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


John J. Park, Chief Financial Officer                  212 492-1100
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         (Name)                                      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).

                                                 /x/ Yes      / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                / / Yes      /x/ No



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                   CAREY INSTITUTIONAL PROPERTIES INCORPORATED
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                  (Name of registrant as specified in charter)
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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 15, 2004                            By: /s/ John J. Park
     -------------------------------            -----------------------
                                                Name:  John J. Park
                                                Title: Chief Financial Officer







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